Subject to Completion Preliminary Term Sheet dated February 4, 2022	Filed Pursuant to Rule 433
Registration Statement No. 333-257113
(To Prospectus dated September 2, 2021,
Prospectus Supplement dated September 2, 2021 and
Product Supplement EQUITY STR-1 dated February 4, 2022)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	February , 2022 February , 2022 February , 2023
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Strategic Accelerated Redemption Securities® Linked
to a Basket of Three ETFs

■      Automatically callable if the Observation Level of the Basket on any Observation Date, occurring approximately six, nine and twelve months after the pricing date, is at or above the Starting Value

■      In the event of an automatic call, the amount payable per unit will be:

■       [$10.6750 to $10.7250] if called on the first Observation Date

■       [$11.0125 to $11.0875] if called on the second Observation Date

■       [$11.3500 to $11.4500] if called on the final Observation Date

■      If not called on the first two Observation Dates, a maturity of approximately one year

■      If not called, 1-to-1 downside exposure to decreases in the Basket, with up to 100.00% of the principal amount at risk

■      The Basket will be comprised of the Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, and the Health Care Select Sector SPDR® Fund. Each Basket Component will be given an approximately equal weight

■      All payments are subject to the credit risk of Canadian Imperial Bank of Commerce

■      No periodic interest payments

■      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

■      Limited secondary market liquidity, with no exchange listing

■      The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY STR-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.519 and $9.758 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-18 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit		Total
Public offering price(1)	$10.000	$
Underwriting discount(1)	$0.125	$
Proceeds, before expenses, to CIBC	$9.875	$
(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.975 per unit and $0.100 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

February     , 2022

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Summary

The Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada or any other jurisdiction or secured by collateral. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes will be automatically called at the applicable Call Amount if the value of the Market Measure, which is a basket (the “Basket”) of three exchange traded funds (“ETFs”) as described below, on any Observation Date is equal to or greater than the Starting Value. You will not receive any notice from us if the notes are automatically called. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, and the Health Care Select Sector SPDR® Fund. On the pricing date, the Energy Select Sector SPDR® Fund will be given an initial weight of 33.34%, and each of the Financial Select Sector SPDR® Fund and the Health Care Select Sector SPDR® Fund will be given an initial weight of 33.33%.

The economic terms of the notes (including the Call Premiums and the Call Amounts) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes) to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our pricing models. The initial estimated value as of the pricing date will be based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-18.

Terms of the Notes		Payment Determination
Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately one year, if not called on the first two Observation Dates.
Market Measure:	An approximately equally weighted basket of three ETFs comprised of the Energy Select Sector SPDR® Fund (Bloomberg symbol: “XLE”), the Financial Select Sector SPDR® Fund (Bloomberg symbol: “XLF”), and the Health Care Select Sector SPDR® Fund (Bloomberg symbol: “XLV”).
Starting Value:	The Starting Value will be set to 100 on the pricing date.
Ending Value:	The Observation Level of the Basket on the final Observation Date.
Observation Level:	The value of the Basket on the applicable Observation Date, calculated as specified in “The Basket” on page TS-8.
Observation Dates:

On or about August , 2022, November , 2022 and February , 2023 (the final Observation Date), approximately six, nine and twelve months after the pricing date.

The scheduled Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-34 of product supplement EQUITY STR-1.

Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:

[$10.6750 to $10.7250] representing a Call Premium of [6.75% to 7.25%] if called on the first Observation Date; [$11.0125 to $11.0875] representing a Call Premium of [10.125% to 10.875%] if called on the second Observation Date; and [$11.3500 to $11.4500] representing a Call Premium of [13.50% to 14.50%] if called on the final Observation Date.

The actual Call Amounts and Call Premiums will be determined on the pricing date.

Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-22 of product supplement EQUITY STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Price Multiplier:	1 for each Basket Component, subject to adjustment for certain corporate events relating to that Basket Component, as described on page PS-27 of product supplement EQUITY STR-1.
Threshold Value:	100% of the Starting Value
Fees and Charges:	The underwriting discount of $0.125 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-18.
Calculation Agent:	BofA Securities, Inc. (“BofAS”)

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY STR-1 dated February 4, 2022:
https://www.sec.gov/Archives/edgar/data/1045520/000110465922011762/tm225015d20_424b5.htm
▪	Prospectus supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm
▪	Prospectus dated September 2, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the value of the Basket on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, you accept an early exit from your investment.

▪     You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the value of the Basket is significantly greater than the applicable Call Premium.

▪     You are willing to risk a loss of principal and return if the notes are not automatically called.

▪      You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪      You are willing to forgo dividends or other benefits of owning shares of the Basket Components or the securities held by the Basket Components.

▪     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount.

▪     You wish to make an investment that cannot be automatically called prior to maturity.

▪     You believe that the value of the Basket will decrease from the Starting Value to the Ending Value.

▪     You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪     You seek an uncapped return on your investment.

▪     You seek principal repayment or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on shares of the Basket Components or the securities held by the Basket Components.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Levels, Call Premiums, and term of your investment.

The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;
2)	a Threshold Value of 100.00;
3)	a Call Level of 100.00;
4)	an expected term of the notes of approximately one year, if the notes are not called on the first two Observation Dates;
5)	a Call Premium of 7.00% of the principal amount if the notes are called on the first Observation Date; 10.50% if called on the second Observation Date; and 14.00% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and
6)	Observation Dates occurring approximately six, nine and twelve months after the pricing date.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual levels of the Basket Components, see “The Basket Components” section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level on one of the Observation Dates is equal to or greater than the Call Level. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 1 - The Observation Level on the first Observation Date is 110.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.70 = $10.70 per unit.

Example 2 - The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.05 = $11.05 per unit.

Example 3 - The Observation Levels on the first two Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.40 = $11.40 per unit.

Notes Are Not Called on Any Observation Date

Example 4 - The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 50.00, the Redemption Amount per unit will be:

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Summary of Hypothetical Examples:

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	110.00	90.00	90.00	88.00
Observation Level on the Second Observation Date	N/A	105.00	90.00	78.00
Observation Level on the Final Observation Date	N/A	N/A	105.00	50.00
Return on the Basket	10.00%	5.00%	5.00%	-50.00%
Return on the Notes	7.00%	10.50%	14.00%	-50.00%
Call Amount / Redemption Amount per Unit	$10.70	$11.05	$11.40	$5.00

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY STR-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	If the notes are not called, you may lose up to 100% of the principal amount.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Basket Components or the securities held by the Basket Components.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

▪	Our initial estimated value of the notes will be lower than the public offering price of the notes. The public offering price of the notes will exceed our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-18, are included in the public offering price of the notes.

▪	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which will be determined by reference to our internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Basket, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S, BofAS or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S, BofAS or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

▪	Our initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate to be used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and any secondary market prices of the notes.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Basket Components or the securities held by the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

▪	Changes in the price of one Basket Component may be offset by changes in the prices of the other Basket Components.

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

▪	The sponsor and the investment advisor of a Basket Component may adjust that Basket Component in a way that could adversely affect the price of that Basket Component and consequently, the return on the notes, and have no obligation to consider your interests.

▪	As a noteholder, you will have no rights to receive shares of the Basket Components or the assets held by the Basket Components, and you will not be entitled to receive dividends or other distributions on the Basket Components.

▪	There are liquidity and management risks associated with the Basket Components.

▪	The performance of a Basket Component may not correlate with the performance of its Underlying Index as well as the net asset value per share of that Basket Component, especially during periods of market volatility when the liquidity and the market price of shares of that Basket Component and/or securities held by that Basket Component may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Basket Components. See “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-27 of product supplement EQUITY STR-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-39 of product supplement EQUITY STR-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Material Income Tax Consequences—Canadian Taxation” in the prospectus, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

Additional Risk Factors

The securities held by each Basket Component are concentrated in one sector. Each of the Basket Components holds securities issued by companies in the energy, the financial services, or the health care sector, respectively. As a result, the securities that will determine the performance of the notes are concentrated in a few sectors. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Basket Components, the return on the notes will be subject to certain risks associated with a direct investment in companies in these sectors. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the energy sector may reduce your return on the notes. The issuers of the stocks held by the XLE develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to energy resources production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in the energy sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the value of the securities held by the XLE and, therefore, the price of the XLE and the value of the notes.

Adverse conditions in the financial sector may reduce your return on the notes. All of the securities held by the XLF are issued by companies whose primary lines of business are directly associated with the financial sector. The profitability of these companies is largely dependent on the availability and cost of capital funds, and can fluctuate significantly, particularly when market interest rates change. Credit losses resulting from financial difficulties of these companies’ customers can negatively impact the sector. In addition, adverse international economic, business, or political developments, including with respect to the insurance sector, or to real estate and loans secured by real estate, could have a major effect on the value of the XLF. As a result of these factors, the value of the notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the financial services sector.

Adverse conditions in the health care sector may reduce your return on the notes. All of the securities held by the XLV are issued by companies whose primary lines of business are directly associated with the health care sector. The profitability of these companies is largely affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure and an increased emphasis on outpatient services. Companies in the health care sector are heavily dependent on patent protection and the process of obtaining patent approval can be long and costly. The expiration of patents may adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. Companies in the health care sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. As a result of these factors, the value of the notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the health care sector.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section entitled “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes—Basket Market Measures” beginning on page PS-32 of product supplement EQUITY STR-1.

If February 2, 2022 were the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
The Energy Select Sector SPDR® Fund	XLE	33.34%	$68.49	0.48678639	33.34
The Financial Select Sector SPDR® Fund	XLF	33.33%	$39.87	0.83596689	33.33
The Health Care Select Sector SPDR® Fund	XLV	33.33%	$133.35	0.24994357	33.33
				Starting Value	100.00

(1)	The actual Closing Market Price of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of the Notes—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-32 of product supplement EQUITY STR-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component or the pricing date is determined by the calculation agent not to be a Market Measure Business Day for any Basket Component by reason of an extraordinary event, occurrence, declaration or otherwise.

(2)	These were the Closing Market Prices of the Basket Components on February 2, 2022.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Component on February 2, 2022 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on each Observation Date by summing the products of (a) the Closing Market Price for each Basket Component on such day (multiplied by its Price Multiplier on such day) and (b) the Component Ratio applicable to such Basket Component. The Price Multiplier for each Basket Component will initially be 1, and is subject to adjustment as described in product supplement EQUITY STR-1. If (i) a Market Disruption Event occurs as to any Basket Component on a scheduled Observation Date or (ii) the scheduled Observation Date is determined by the calculation agent not to be a Market Measure Business Day for any Basket Component by reason of an extraordinary event, occurrence, declaration or otherwise, the Closing Market Price of that Basket Component will be determined as more fully described in the section entitled “Description of the Notes— Basket Market Measures—Observation Level of the Basket” beginning on page PS-34 of product supplement EQUITY STR-1.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2012 through February 2, 2022. The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the Closing Market Prices of the Basket Components as of December 31, 2011, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, SSGA Funds Management (“SSGA FM”). The consequences of any discontinuance of the Basket Components are discussed in the section entitled “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-31 of product supplement EQUITY STR-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Basket Components, or any successor Basket Component.

Each of the XLE, XLF and XLV is a Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an exchange-traded fund that is listed and trades on the NYSE Arca under the ticker symbol set forth in the table below. Each Select Sector SPDR® Fund seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equities securities of companies included in a Select Sector Index. The returns of each Select Sector SPDR® Fund may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Each Select Sector SPDR® Fund employs a replication strategy in seeking to track the performance of the relevant Select Sector Index. This means that each Select Sector SPDR® Fund typically invests in substantially all of the securities represented in the relevant Select Sector Index in approximately the same proportions as that Select Sector Index. However, under various circumstances, it may not be possible or practical to purchase all of the securities in the relevant Select Sector Index for a Select Sector SPDR® Fund, or amounts of such securities in proportion to their weighting in the relevant Select Sector Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the relevant Select Sector Index; in instances when a security in the relevant Select Sector Index becomes temporarily illiquid, unavailable or less liquid; or due to legal restrictions (such as diversification requirements that apply to a Select Sector SPDR® Fund but not the relevant Select Sector Index). Under such circumstances, SSGA FM intends to employ a sampling strategy in managing the Select Sector SPDR® Funds. Sampling means that SSGA FM will use quantitative analysis to select securities, including securities in the relevant Select Sector Index, outside of the relevant Select Sector Index and derivatives that have a similar investment profile as the relevant Select Sector Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization and other financial characteristics of securities. While SSGA FM seeks to track the performance of the relevant Select Sector Index (i.e., achieve a high degree of correlation with the relevant Select Sector Index), each Select Sector SPDR® Fund’s return may not match the return of the relevant Select Sector Index. Each Select Sector SPDR® Fund incurs a number of operating expenses not applicable to the relevant Select Sector Index and incurs costs in buying and selling securities. In addition, a Select Sector SPDR® Fund may not be fully invested at times, generally as a result of cash flows into or out of that Select Sector SPDR® Fund or reserves of cash held by that Select Sector SPDR® Fund to meet redemptions.

The Select Sector Trust is a registered investment company that consists of a separate investment portfolio for each of the Select Sector SPDR® Funds. Information provided to or filed with the SEC by the Select Sector Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Select Sector Trust or the Select Sector SPDR® Funds, please see the Select Sector SPDR® Funds’ prospectus. In addition, information about the Select Sector Trust, SSGA FM and the Select Sector SPDR® Funds may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector Trust website at http://www.sectorspdrs.com. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or the relevant terms supplement.

The Select Sector Indices

The constituents included in each Select Sector Index are all members of the S&P 500® Index. Each constituent of the S&P 500® Index is assigned to one Select Sector Index. SPDJI assigns constituents to a Select Sector Index based on the constituent’s classification under the GICS. As of the close of business on September 21, 2018, SPDJI and MSCI, Inc. updated the GICS structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The GICS structure changes were effective for the S&P 500® Index as of the open of business on September 24, 2018 to coincide with the September 2018 quarterly rebalancing.

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Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

The S&P 500® Index

General

The S&P 500® Index (the “Index) consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. The Index is one of the multiple indices published by SPDJI (the “the S&P U.S Indices”). The Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

Composition of the S&P U.S Indices

Securities must meet the following eligibility factors to be considered eligible for inclusion in the S&P U.S. Indices. Constituent selection is at the discretion of the SPDJI’s U.S. index committee (the “Index Committee”) and is based on the eligibility criteria.

Changes to the S&P U.S. Indices are made as needed, with no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced two to five days before they are scheduled to be implemented.

Additions to the S&P U.S. Indices are evaluated based on the following eligibility criteria:

•	Domicile. Only common stocks of U.S. companies are eligible. For index purposes, a U.S. company has the following characteristics:

•	the company files 10-K annual reports;

•	the U.S. portion of fixed assets and revenues constitutes a plurality of the total, but need not exceed 50%. When these factors are in conflict, fixed assets determine plurality. Revenue determines plurality when there is incomplete asset information. Geographic information for revenue and fixed asset allocations are determined by the company as reported in its annual filings. If this criteria is not met or is ambiguous, SPDJI may still deem the company to be a U.S. company for index purposes if its primary listing, headquarters and incorporation are all in the United States and/or “a domicile of convenience” (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama); and

•	the primary listing is on an eligible U.S. exchange.

In situations where the only factor suggesting that a company is not a U.S. company is its tax registration in a “domicile of convenience” or another location chosen for tax-related reasons, SPDJI normally determines that the company is still a U.S. company. The final determination of domicile eligibility is made by the Index Committee, which can consider other factors including, but not limited to, operational headquarters location, ownership information, location of officers, directors and employees, investor perception and other factors deemed to be relevant.

•	Exchange Listing. A primary listing on one of the following U.S. exchanges is required: NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Ineligible exchanges include the OTC Bulletin Board and Pink Sheets.

•	Organizational Structure and Share Type. Eligible organizational structures and share types are corporations (including equity and mortgage REITS) and common stock (i.e., shares). Ineligible organizational structures and share types include business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, special purpose acquisition companies, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights, American Depositary Receipts and tracking stocks. As of July 31, 2017, companies with multiple share class structures are not eligible to be added to the S&P U.S. Indices, but securities already included in the S&P U.S. Indices have been grandfathered and will remain in the S&P U.S. Indices.

•	Market Capitalization. The unadjusted company market capitalization should be within a specified range. Such ranges are reviewed quarterly and updated as needed to ensure they reflect current market conditions. For spin-offs, S&P U.S. Index membership eligibility is determined using when-issued prices, if available.

•	Liquidity. Using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume over the last 365 calendar days) to float-adjusted market capitalization should be at least 1.00, and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date.

•	IWF. The IWF for each company represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P U.S. Indices. An IWF of at least 0.10 is required.

•	Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter. For REITs, financial viability is based on GAAP earnings and/or Funds From Operations (FFO), if reported.

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Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

•	Treatment of IPOs. Initial public offerings should be traded on an eligible exchange for at least 12 months before being considered for addition to an S&P U.S. Index. Spin-offs or in-specie distributions from existing constituents do not need to be seasoned for 12 months prior to their inclusion in an S&P U.S. Index.

•	Sector Balance. A company is evaluated for its contribution to sector balance maintenance, as measured by a comparison of each GICS® sector’s weight in an index with its weight in the S&P U.S. Total Market Index, in the relevant market capitalization range. The S&P Total Market Index is a float-adjusted, market-capitalization weighted index designed to track the broad U.S. equity market, including large-, mid-, small- and micro-cap stocks.

SPDJI believes turnover in membership in the S&P U.S. Indices should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the S&P U.S. Indices, not for continued membership. As a result, a constituent of the S&P U.S. Indices that appears to violate criteria for addition to the S&P U.S. Indices is not deleted unless ongoing conditions warrant an index change.

Calculation of the S&P U.S. Indices

The S&P U.S. Indices are float-adjusted market capitalization-weighted indices. On any given day, the index value of each S&P U.S. Index is the total float-adjusted market capitalization of that S&P U.S. Index’s constituents divided by its divisor. The float-adjusted market capitalization reflects the price of each stock in the relevant S&P U.S. Index multiplied by the number of shares used in the index value calculation.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than shorter term economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital & special equity firms, asset managers and insurance companies with board of director representation, other publicly traded companies that hold shares for control, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans, foundations or family trusts associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, SPDJI calculates an IWF, which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant S&P U.S. Index.

Divisor. Continuity in the value of each S&P U.S. Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the relevant S&P U.S. Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each S&P U.S. Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that S&P U.S. Index. The divisor of each S&P U.S. Index is adjusted such that the index value of that S&P U.S. Index at an instant just prior to a change in base capital equals the index value of that S&P U.S. Index at an instant immediately following that change.

The following types of corporate actions would require a divisor adjustment: company added/deleted, change in shares outstanding, change in IWF, special dividend and rights offering. Stock splits and stock dividends do not affect the divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by SPDJI so that there is no change in the market value of the relevant component. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Maintenance of the S&P U.S. Indices

Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically implemented with at least three business days advance notice.

Removals. Removals from the S&P U.S. Indices are evaluated based as follows:

•	A company involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria is deleted from the S&P U.S. Indices at a time announced by SPDJI, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the index until trading resumes, at the discretion of the Index Committee. If a stock is moved to the pink sheets or the bulletin board, the stock is removed.

•	A company that substantially violates one or more of the eligibility criteria may be deleted at the Index Committee’s discretion.

Any company that is removed from an the S&P U.S. Indices must wait a minimum of one year from its index removal date before being reconsidered as a replacement candidate.

Share Updates. When total shares outstanding increase by at least 5%, but the new share issuance is to a strategic or major shareholder, it implies that there is no change in float- adjusted shares. However, in such instances, SPDJI will apply the share change and resulting IWF change regardless of whether the float change is greater than or equal to 5%. For companies with multiple share

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Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

class lines, the 5% share change threshold is based on each individual multiple share class line rather than total company shares. Changes to share counts that is less than 5% of total shares are accumulated and made quarterly on the third Friday of March, June, September and December.

IWF Updates. Accelerated implementation for events less than $1 billion will include an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.

IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule.

Quarterly share change events resulting from the conversion of derivative securities, acquisitions of private companies, or acquisitions of non-index companies that do not trade on a major exchange are considered to be available to investors unless there is explicit information stating that the new owner is a strategic holder.

Other than the situations described above, IWF changes are only made at the annual IWF review.

Share/IWF Freezes. A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday preceding the second Friday of each rebalancing month (i.e. March, June, September and December) and ends after the market close on the third Friday of a rebalancing month. Pro-forma files are normally released after the market close on the second Friday, one week prior to the rebalancing effective date. In September, preliminary share and float data are released on the first Friday of the month. However, the share freeze period for September follows the same schedule as the other three quarterly share freeze periods. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 13, the share/IWF freeze period will begin after the close of trading on Tuesday, March 10 and will end after the close of trading the following Friday, March 20 (i.e. the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed except for certain corporate action events (such as merger activity, stock splits, and rights offerings), and the accelerated implementation rule is suspended. The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

In general, companies that are the target of cash M&A events, and publicly available guidance indicates the event is expected to close by quarter end, may have their share count frozen at their current level for rebalancing purposes.

Corporate Actions. As specified in “—Calculation of the S&P U.S. Indices—Divisor” above, divisor will be adjusted for certain corporation actions. Corporate actions (such as stock splits, stock dividends, non-zero price spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

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Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

The Energy Select Sector SPDR® Fund

The XLE seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Energy Select Sector Index (the “IXE”). The XLE is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XLE.”

The IXE seeks to provide an effective representation of the energy sector of the S&P 500® Index. The IXE includes companies from the following industries: energy equipment & services; and oil, gas & consumable fuels. For further information, refer to “The S&P 500® Index” above.

Information filed by the XLE with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-57791 and 811-08837, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the XLE may be obtained from other sources including, but not limited to, the XLE’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the XLE is accurate or complete.

The following graph shows the daily historical performance of the XLE on its primary exchange in the period from January 1, 2012 through February 2, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On February 2, 2022, the Closing Market Price of the XLE was $68.49. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the Energy Select Sector SPDR® Fund

This historical data on the XLE is not necessarily indicative of the future performance of the XLE or what the value of the notes may be. Any historical upward or downward trend in the price per share of the XLE during any period set forth above is not an indication that the price per share of the XLE is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the XLE.

Strategic Accelerated Redemption Securities®	TS-14

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

The Financial Select Sector SPDR® Fund

The XLF seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Financial Select Sector Index (the “IXM”). The XLF is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XLF.”

The IXM seeks to provide an effective representation of the financial sector of the S&P 500® Index. The IXM includes companies from the following industries: diversified financial services; insurance; banks; capital markets; mortgage real estate investment trusts; consumer finance; and thrifts and mortgage finance. For further information, refer to “The S&P 500® Index” above.

Information filed by the XLF with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-57791 and 811-08837, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the XLF may be obtained from other sources including, but not limited to, the XLF’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the XLF is accurate or complete.

The following graph shows the daily historical performance of the XLF on its primary exchange in the period from January 1, 2012 through February 2, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On February 2, 2022, the Closing Market Price of the XLF was $39.87. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the Financial Select Sector SPDR® Fund

This historical data on the XLF is not necessarily indicative of the future performance of the XLF or what the value of the notes may be. Any historical upward or downward trend in the price per share of the XLF during any period set forth above is not an indication that the price per share of the XLF is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the XLF.

Strategic Accelerated Redemption Securities®	TS-15

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

The Health Care Select Sector SPDR® Fund

The XLV seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Health Care Sector Index (the “IXV”). The XLV is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XLV.”

The Health Care Select Sector Index is designed to measure the performance of the GICS® health care sector, which includes companies primarily engaged in health care equipment & services and pharmaceuticals, biotechnology & life sciences industries. The Health Care Select Sector Index is reported by Bloomberg under the ticker symbol “IXV.” For further information, refer to “The S&P 500® Index” above.

Information filed by the XLV with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-57791 and 811-08837, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the XLV may be obtained from other sources including, but not limited to, the XLV’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the XLV is accurate or complete.

The following graph shows the daily historical performance of the XLV on its primary exchange in the period from January 1, 2012 through February 2, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On February 2, 2022, the Closing Market Price of the XLV was $133.35. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the Health Care Select Sector SPDR® Fund

This historical data on the XLV is not necessarily indicative of the future performance of the XLV or what the value of the notes may be. Any historical upward or downward trend in the price per share of the XLV during any period set forth above is not an indication that the price per share of the XLV is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the XLV.

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Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will in turn purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-8 of product supplement EQUITY STR-1 and “Use of Proceeds” on page S-16 of prospectus supplement.

Strategic Accelerated Redemption Securities®	TS-18

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” in product supplement EQUITY STR-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, subject to the discussion in the product supplement concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. Non-U.S. holders should consult the section entitled “U.S. Federal Income Tax Summary—Non-U.S. Holders” in product supplement EQUITY STR-1.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Strategic Accelerated Redemption Securities®	TS-19

Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due February , 2023

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Strategic Accelerated Redemption Securities®” is registered service mark of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Strategic Accelerated Redemption Securities®	TS-20